Contact

www.linkedin.com/in/breanne-acio-62078aa6 (LinkedIn)

Top Skills

Entrepreneurship
Social Media
Teaching

Breanne Acio

CEO and Founder | Mentor | Community Builder | People Mover
San Diego, California, United States

Summary

As a successful, multi-time founder and entrepreneur in outdoor recreation, Breanne has dedicated her career to making a positive impact on the people and spaces around her. In 2018, Breanne co-founded Sekr (previously known as The Vanlife App), the technology platform simplifying the outdoor travel planning experience, and currently serves as the company's CEO, where her focus is to make Sēkr synonymous with outdoor travel.

Breanne has built six, seven, and eight figure businesses in the outdoor travel industry. In addition to Sekr, Breanne also founded San Diego Campervans, a manufacturer of custom Class B RVs at affordable prices, and acquired and built Bongo Buggies, a campervan rental company, which she later exited.

As a queer woman of color who has successfully raised venture capital, Breanne mentors other underestimated and early stage founders from a perspective they can connect with, including founders from Techstars, StartOut, ZIP Launchpad, and Stella Labs. Previously a professor of communication, she is exceptionally skilled at team building and organizational communication. Breanne graduated from San Diego State University in 2016 with a Master's Degree in Communication.

Experience

Sēkr
5 years

Chief Executive Officer
March 2018 - Present (5 years 1 month)
San Diego, California, United States

CEO
2018 - Present (5 years)
San Diego, California

Helping outdoor adventurers find camping, overnight parking, RV parking, amenities, and more.

StartOut
Mentor
February 2021 - Present (2 years 2 months)

San Diego Campervans, LLC
3 years 2 months

Founder
January 2018 - February 2021 (3 years 2 months)

Chief Visionary Officer
March 2018 - January 2020 (1 year 11 months)

San Diego State University
Professor
August 2014 - December 2018 (4 years 5 months)

I teach people how to maximize the quality of their communication in personal and professional interactions.

Society of Communication and Leadership
President
May 2016 - May 2018 (2 years 1 month)

Viking River Cruises
Sales Associate
April 2008 - March 2014 (6 years)

Education

San Diego State University-California State University
Master's Degree, Communication · (2014 - 2016)

California State University-Northridge
Bachelor's degree, Communication Studies with Gender and Women's Studies (minor) · (2012 - 2014)